Mail Stop 4561

June 28, 2006

Dr. J. P. London
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201

      **Re:    CACI International Inc**
              **Form 10-K/A for Fiscal Year Ended June 30, 2005**
              **Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006**
              **Form 8-K Filed on October 27, 2005**
              **File No. 000-29299**

Dear Dr. London:

      We have reviewed your response letter dated May 4, 2006 and the above referenced filing and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2005

Financial Statements

Consolidated Statements of Operations, page 40

1.     We have read your response to prior comment number 1 and note that you indicate that your "Total Costs and Expenses" represent cost of revenue as contemplated by Rule 5-03(2) of Regulation S-X.  This approach presumes that

you do not incur any selling, general and administrative costs.  However, it appears to us that at least a portion of your "Indirect Costs" and all of your "Selling Expenses" represent such costs.  Notwithstanding your references to lower level guidance and your cost accounting practices, explain to us how you and your auditors concluded that you do not incur any material selling, general and administrative expenses that require separate reporting in accordance with Rule 5-03(4) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2006

Item 4. Controls and Procedures

2.      We note your response to comment number 2 in our letter dated April 6, 2006. The disclosure in your Form 10-Q/A for the fiscal quarter ended March 31, 2006 does not indicate that the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e).  Confirm that your officers conclude as such on the effectiveness of your disclosure controls and procedures.  Further, confirm that you will disclose in future filing, whether your officers concluded that your disclosure controls and procedures are effective based upon the full definition contained in Rule 13a-15(e).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Mark Kronforst (Assistant Chief Accountant) at 202-551-3451 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,


                                        Stephen Krikorian
                                        Accounting Branch Chief